Exhibit 99.5

FIRST *QUARTERLY REPORT*
SEPTEMBER 2013

BRITISH COLUMBIA

First Quarterly Report

Economic Outlook,

2013/14 Financial Update

&

Three Month Results

April — June 2013

National Library of Canada Cataloguing in Publication Data British Columbia.

Budget and fiscal plan. — 2002/03/2004/05-Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and Corporate Relations.

Budget ... reports. ISSN 1207-5841 ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals.

2. British Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance

II. Title. HJ12.B742 352.48’09711’05 C2003-960048-3

TABLE OF CONTENTS

2013/14 First Quarterly Report	September 10, 2013

Part One: Updated Financial Forecast

Introduction		1

Revenue		2

Expense		4
Consolidated Revenue Fund spending		4
Contingencies		4
Spending recovered from third parties		4
Operating transfers to service delivery agencies		5
Service delivery agency spending		5

Government employment (FTEs)		5

Provincial capital spending		5
Projects over $50 million		6

Provincial debt		6

Risks to the fiscal forecast		7

Supplementary schedules		7

Tables:
1.1	2013/14 Forecast Update	1
1.2	2013/14 Forecast — Changes from June Update 2013	3
1.3	2013/14 Notional Allocations to Contingencies	4
1.4	2013/14 Capital Spending Update	5
1.5	2013/14 Provincial Debt Update	6

Supplementary Schedules
1.6	Operating Statement	8
1.7	Revenue by Source	9
1.8	Expense by Ministry, Program and Agency	10
1.9	Expense by Function	11
1.10	Material Assumptions — Revenue	12
1.11	Material Assumptions — Expense	17
1.12	Full-Time Equivalents	19
1.13	Capital Spending	19
1.14	Capital Spending Projects Greater Than $50 Million	20
1.15	Provincial Debt	22
1.16	Statement of Financial Position	23

First Quarterly Report 2013/14

Table of Contents

Part Two: Economic Review and Outlook

Summary		25

BC Outlook — Comparison to private sector forecasts		25

British Columbia economic activity		26
Labour market		26
Consumer spending and housing		27
External trade and commodity markets		28

Risks to the outlook		29

External environment		30
United States		30
Canada		33
Europe		34
China		35
Financial markets		36

Tables:
2.1	British Columbia Economic Indicators	26
2.2	Private Sector Canadian Interest Rate Forecasts	36
2.3	Private Sector Exchange Rate Forecasts	37

First Quarterly Report 2013/14

ii

PART ONE — UPDATED FINANCIAL FORECAST

2013/14 First Quarterly Report	September 10, 2013

Introduction

Table 1.1 2013/14 Forecast Update

	June	First
	Update	Quarterly
($ millions)	2013	Report
Revenue	44,239	44,308
Expense	(43,936)	(44,022)
Surplus before forecast allowance	303	286
Forecast allowance	(150)	(150)
Surplus	153	136
Capital spending:
Taxpayer-supported capital spending	3,723	3,764
Self-supported capital spending	2,613	2,613
	6,336	6,377
Provincial Debt:
Taxpayer-supported debt	42,558	42,529
Self-supported debt	19,864	19,816
Total debt (including forecast allowance)	62,572	62,495
Taxpayer-supported debt-to-GDP ratio	18.4%	18.3%

The first quarter fiscal outlook for 2013/14 projects a surplus of $136 million — $17 million lower than the budget in June Update 2013. The outlook reflects a $69 million improvement in revenue due to higher taxation revenue partially offset by a net reduction in revenue from other sources. The revenue improvements were offset by an $86 million increase in expense due to statutory costs, partially offset by a net reduction in other spending.

Chart 1.1 Operating changes from the June Update 2013

Projected taxpayer-supported capital spending has increased slightly ($41 million) due to higher spending by post-secondary institutions on self-funded projects, partially offset by lower spending in other areas as a result of project construction schedule adjustments that reprofiled spending into future years.

First Quarterly Report 2013/14

Updated Financial Forecast

The taxpayer-supported debt forecast is down $29 million since June Update 2013, reflecting lower borrowing for capital purposes. The taxpayer-supported debt to GDP ratio is now projected to be 18.3 per cent - a 0.1 percentage point reduction from budget. Self-supported debt is forecast to be $48 million lower than budget, mainly due to lower borrowing by the Transportation Investment Corporation for the Port Mann project.

Revenue

Revenue for 2013/14 is forecast to be $44.3 billion - $69 million higher than the projection in June Update 2013. The improvement reflects additional revenue from taxation sources, natural resources, federal transfers and commercial Crown corporations, partially offset by a reduction in other taxpayer-supported sources.

Detailed revenue projections are disclosed in Table 1.7, and key assumptions and sensitivities relating to revenue are provided in Table 1.10. Major changes from June Update 2013 include the following:

Taxation revenue

Personal income tax revenue is down $116 million, as weaker 2012 tax assessments resulted in the combined impacts of a $62 million prior-year adjustment and a $54 million decline in the 2013/14 tax base.

Corporate income tax revenue is up $165 million mainly due to stronger 2012 tax assessment results and higher federal government instalments.

Property transfer tax revenue is up $25 million reflecting recent strength in the housing market. Other taxation revenues are up $10 million.

Natural resources revenue

Revenue from coal, metals and minerals is down $41 million mainly due to weaker coal sales reflecting lower coal prices and shipments.

Forests revenue is up $62 million reflecting increased stumpage revenue resulting from improved interior stumpage rates due to the regularly scheduled rate adjustment and the annual Market Price System update.

Other natural resource revenue changes result in a net improvement of $2 million. The natural gas price outlook is unchanged from June Update 2013.

Other revenue

Revenue from fees, licenses, investment earnings and other miscellaneous sources is down $73 million mainly due to an accounting policy change related to the recovery of accident-related MSP costs from ICBC and WCB. The impact of this change was partially offset by higher vote recoveries related to the PharmaCare Product Listing Agreement, out-of-province firefighting costs and other cost-shared programs.

First Quarterly Report 2013/14

Updated Financial Forecast

Federal government transfers

Canada Health and Social Transfers are down $14 million due to a lower BC population share of the national total. Other federal government contributions are expected to be up $25 million mainly due to higher vote recoveries in support of increased costs related to the Labour Market Agreement and immigration initiatives, partly offset by reduced transfers to taxpayer-supported agencies.

Commercial Crown corporations

The outlook for commercial Crown corporation net income is up $24 million mainly reflecting an increase in ICBC net income due to an improvement in investment returns, partially offset by higher overall claims and insurance costs.

Table 1.2 2013/14 Forecast — Changes from June Update 2013

($ millions)	Q1 Update

2013/14 surplus — June Update 2013 (June 27, 2013)		153
Revenue changes:
Personal income tax — mainly weaker 2012 tax assessments	(116)
Corporate income tax — increased federal government instalments and prior-year adjustment, reflecting higher 2012 tax assessments	165
Property transfer tax — stronger year-to-date sales results	25
Other taxation sources	10
Coal, metals and minerals — mainly lower coal prices	(41)
Forests — mainly higher interior stumpage revenue	62
Other natural resources	2
Fees, investment earnings and miscellaneous sources — mainly lower vote recoveries	(73)
Health and social transfers — mainly lower population share	(14)
Other federal government transfers — mainly higher vote recoveries	25
Commercial Crown agencies operating results:
ICBC — mainly due to improved investment income	18
Other commercial Crown agencies changes	6
Total revenue changes		69
Less: expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Emergency program flood-related costs	27
Direct fire costs	71
Tax credit transfers	20
Ministry savings	(30)
Spending funded by third party recoveries	(10)
(Increase) decrease in operating transfers to service delivery agencies	(61)
Changes in spending profile of service delivery agencies:
School districts — lower operating expenses	(14)
Health authorities and hospital societies — increasing demand for healthcare services	50
Other service delivery agencies	3
Allocation of further expenditure management target to ministries	30
Total expense increases (decreases)		86
Total changes		(17)
2013/14 surplus — first Quarterly Report		136

First Quarterly Report 2013/14

Updated Financial Forecast

Expense

Overall projected government spending in 2013/14 is $86 million higher compared to the budget in June Update 2013, reflecting statutory spending for emergency program flood-related costs, direct fire costs, and refundable tax credit transfers. The statutory spending was partially offset by a net reduction in other spending.

Consolidated Revenue Fund spending

Ministry spending is forecasted to increase by $68 million mainly due to statutory spending for emergency program flood-related costs ($27 million) and direct fire costs ($71 million). June Update 2013 included a government commitment to achieve additional expenditure management savings of $30 million, which were shown as a reduction to total expense. These savings are now reflected in ministry forecasts. Other projected CRF spending changes include statutory spending on tax credit transfers ($20 million) reflecting 2012 tax assessment.

Contingencies

The notional allocations to the Contingencies vote are unchanged from June Update 2013.

Table 1.3 2013/14 Notional Allocations to Contingencies

($ millions)	June Update 2013	First Quarterly Report
Community Living BC anticipated caseload increases	12	12
Elections BC event-related funding	33	33
Subtotal notional allocations	45	45
Reserved for potential pressures related to litigation, caseload, natural disasters, and other contingent items	180	180
Total contingencies	225	225

Government continues to monitor potential pressures which ministries and agencies are working to manage from within existing budgets, with additional funding provided from the Contingencies vote as necessary.

Spending recovered from third parties

Spending on cost-shared programs and other costs recovered from third parties are projected to decrease by $10 million. The changes reflect:

•                  a $132 million decrease relating to a change in accounting treatment for the flow- through of MSP payments from ICBC and WCB for accident-related medical costs;

partially offset by,

•                  a $31 million increase in Pharmacare costs under the various Product Listing Agreements that are recovered from drug companies;

•                  a $65 million increase in expenses associated with the Immigration Initiatives ($29 million) and Labour Market Agreement ($36 million) that are recovered from the federal government; and

First Quarterly Report 2013/14

Updated Financial Forecast

•                  a net increase of $26 million in other spending related to First Nations revenue sharing agreements, out-of-province firefighting costs and other cost-shared programs.

The above spending changes are offset by an equal decrease in revenue, and as a result have no net impact on the fiscal plan.

Operating transfers to service delivery agencies

Operating transfers to service delivery agencies are forecast to be $61 million higher mainly due to adjustments to projected health organization allocations in response to spending forecast changes noted below.

Service delivery agency spending

Service delivery agency spending is forecast to increase by $39 million.

•                  School district spending is forecast to be $14 million lower due to a downward adjustment to estimated operating costs.

•                  Health authority and hospital society spending is forecast to be up $50 million, reflecting the projected volume increases in the healthcare services delivered by these organizations on behalf of government.

•                  Other service delivery agency spending is projected to increase by $3 million reflecting higher spending on transportation initiatives.

Detailed expense projections are disclosed in Table 1.8. Key spending assumptions and sensitivities are provided in Table 1.11.

Government employment (FTEs)

The projection of government employment for 2013/14 is unchanged from June Update 2013. Further details on FTEs are provided in Table 1.12

Provincial capital spending

Capital spending is projected to total $6.4 billion in 2013/14 — $41 million higher than the budget in June Update 2013 (see Tables 1.4 and 1.13).

Table 1.4 2013/14 Capital Spending Update

($ millions)	Q1 Update

2013/14 capital spending — June Update 2013 (June 27, 2013)		6,336
Taxpayer-supported changes:
Additional externally-funded capital spending by post-secondary institutions	83
Project scheduling changes	(42)
Total changes		41
2013/14 capital spending — first Quarterly Report		6,377

Taxpayer-supported capital spending is projected at $3.8 billion. The $41 million increase since June Update 2013 mainly reflects an increase in the number of self-funded university projects. This spending impact is partially offset by lower spending as a result of construction schedule adjustments, mainly in the areas of health facilities and transportation projects.

At $2.6 billion, self-supported capital spending is unchanged from June Update 2013.

First Quarterly Report 2013/14

Updated Financial Forecast

Projects over $50 million

Capital spending projects with provincial contributions greater than $50 million are presented in Table 1.14. The following projects have been completed since June Update 2013 and are no longer listed in the table:

•                  Full-day kindergarten;

•                  Fort St. John Hospital and Residential Care;

•                  Expansions to Kelowna General and Vernon Jubilee Hospitals;

•                  Columbia Valley transmission; and

•                  Stave Falls spillway gate reliability upgrade.

Two new power projects have been added:

•                  Big Bend substation (new substation in Burnaby); and

•                  Long Beach reinforcement (expansion of two substations on Vancouver Island).

Total anticipated costs for two existing projects have changed since June Update 2013:

•                  Centennial Secondary costs have been reduced by $1 million to reflect project savings; and

•                  Kitsilano Secondary costs have increased by $2 million due mainly to cost inflation since the project was approved in 2011, with the increase being funded by third parties.

Provincial debt

The provincial debt, including a $150 million forecast allowance, is projected to total $62.5 billion by the end of the fiscal year — $77 million lower than the projection in June Update 2013.

Table 1.5 2013/14 Provincial Debt Update

($ millions)	Q1 Update

2013/14 provincial debt — June Update 2013 (June 27, 2013)		62,572
Taxpayer-supported changes:
Government operating:
– health and social transfers cash proceeds	38
– other changes	(20)
Total operating debt changes	18
Capital debt:
– reduced provincial financing from capital scheduling adjustments	(39)
– reduced other borrowing requirements for capital spending	(8)
Total capital debt changes	(47)
Total taxpayer-supported		(29)
Self-supported changes:
Transportation Investment Corporation — increase in internal financing of the Port Mann project (lower borrowing requirement)	(49)
Other changes	1
Total self-supported		(48)
Total changes		(77)
2013/14 provincial debt — first Quarterly Report		62,495

First Quarterly Report 2013/14

Updated Financial Forecast

Taxpayer-supported debt is projected to be $42.5 billion. The $29 million reduction from June Update 2013 reflects lower borrowing requirements for capital spending partially offset by higher direct operating debt. The taxpayer-supported debt to GDP ratio is projected to be 18.3 per cent — a 0.1 percentage point improvement from June Update 2013.

Self-supported debt is projected to be $19.8 billion. The $48 million reduction in the projection is mainly due to the ability of the Transportation Investment Corporation to increase its internal financing of the Port Mann project, which lowered borrowing requirements.

Total provincial debt includes $150 million that reflects the operating statement forecast allowance.

Details on provincial debt are shown in Table 1.15.

Risks to the fiscal forecast

There are a number of risks and pressures to the fiscal plan, including the potential for further slowing of domestic activity, renewed weakness in the US economy and slowing Asian demand, the ongoing sovereign debt crisis in Europe and a fluctuating Canadian dollar.

Revenues in British Columbia can be volatile, largely due to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast.

Personal and corporate income tax assessments for the 2012 tax year will not be finalized until March 2014 and could result in further revenue and tax credit transfer spending adjustments.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and costs associated with natural disaster response represent the main spending risks.

The potential fiscal impact from these risks is covered by the $225 million Contingencies vote and the $150 million forecast allowance.

Supplementary schedules

The following tables provide the financial results for the three months ended June 30, 2013 and the 2013/14 full-year forecast.

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.6 2013/14 Operating Statement

	Year-to-Date to June 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13	Budget	Forecast	Variance	2012/13
Revenue	10,958	10,914	(44)	9,835	44,239	44,308	69	42,055
Expense	(10,623)	(10,680)	(57)	(10,308)	(43,936)	(44,022)	(86)	(43,201)
Surplus (deficit) before forecast allowance	335	234	(101)	(473)	303	286	(17)	(1,146)
Forecast allowance	—	—	—	—	(150)	(150)	—	—
Surplus (deficit)	335	234	(101)	(473)	153	136	(17)	(1,146)
Accumulated surplus beginning of the year	1,307	1,282	(25)	2,428	1,307	1,282	(25)	2,428
Accumulated surplus before comprehensive income	1,642	1,516	(126)	1,955	1,460	1,418	(42)	1,282
Accumulated other comprehensive income from self-supported Crown agencies	24	35	11	(120)	199	144	(55)	103
Accumulated surplus end of period	1,666	1,551	(115)	1,835	1,659	1,562	(97)	1,385

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.7 2013/14 Revenue by Source

	Year-to-Date to June 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13	Budget	Forecast	Variance	2012/13
Taxation
Personal income	1,775	1,772	(3)	1,628	7,271	7,155	(116)	6,977
Corporate income	1,008	1,004	(4)	468	2,109	2,274	165	2,204
Sales [1]	1,476	1,485	9	1,502	5,927	5,927	—	6,068
Fuel	229	227	(2)	217	926	926	—	890
Carbon	238	266	28	230	1,187	1,200	13	1,120
Tobacco	179	184	5	163	709	709	—	614
Property	515	514	(1)	496	2,053	2,050	(3)	1,985
Property transfer	210	230	20	255	715	740	25	758
Insurance premium	113	128	15	118	435	435	—	434
	5,743	5,810	67	5,077	21,332	21,416	84	21,050
Natural resources
Natural gas royalties	68	112	44	17	397	389	(8)	169
Forests	83	76	(7)	86	593	655	62	562
Other natural resource [2]	449	446	(3)	453	1,856	1,825	(31)	1,742
	600	634	34	556	2,846	2,869	23	2,473
Other revenue
Medical Services Plan premiums	532	535	3	516	2,156	2,156	—	2,047
Other fees [3]	605	615	10	571	2,956	2,996	40	2,849
Investment earnings	232	218	(14)	219	1,058	1,053	(5)	1,173
Miscellaneous [4]	697	628	(69)	606	3,116	3,008	(108)	2,623
Release of surplus assets	129	128	(1)	—	480	480	—	—
	2,195	2,124	(71)	1,912	9,766	9,693	(73)	8,692
Contributions from the federal government
Health and social transfers	1,484	1,468	(16)	1,421	5,883	5,869	(14)	5,442
Other federal contributions [5]	327	283	(44)	308	1,597	1,622	25	1,600
	1,811	1,751	(60)	1,729	7,480	7,491	11	7,042
Commercial Crown corporation net income
BC Hydro	63	55	(8)	53	545	545	—	509
Liquor Distribution Branch	196	216	20	229	851	851	—	930
BC Lotteries (net of payments to the federal government)	294	302	8	286	1,162	1,162	—	1,118
ICBC	51	27	(24)	—	257	275	18	251
Transportation Investment Corporation (Port Mann)	(18)	(12)	6	(8)	(92)	(92)	—	(60)
Other [6]	23	7	(16)	1	92	98	6	50
	609	595	(14)	561	2,815	2,839	24	2,798
Total revenue	10,958	10,914	(44)	9,835	44,239	44,308	69	42,055

1	Includes provincial sales tax and social services tax/hotel room tax related to prior years.
2	Columbia River Treaty, other energy and minerals, water rental and other resources.
3	Post-secondary, healthcare-related, motor vehicle, and other fees.
4	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.
5	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.
6	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post-secondary institutions self-supported subsidiaries.

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.8 2013/14 Expense by Ministry, Program and Agency 1

	Year-to-Date to June 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13 [2]	Budget	Forecast	Variance	2012/13 [2]
Office of the Premier	2	2	—	2	9	9	—	8
Aboriginal Relations and Reconciliation	20	13	(7)	12	82	82	—	97
Advanced Education	471	473	2	474	1,953	1,952	(1)	1,972
Agriculture	24	18	(6)	31	79	79	—	69
Children and Family Development	329	322	(7)	329	1,345	1,345	—	1,326
Community, Sport and Cultural Development	80	79	(1)	157	182	182	—	327
Education	1,557	1,556	(1)	1,514	5,366	5,365	(1)	5,357
Energy and Mines	6	6	—	9	24	24	—	67
Environment	28	33	5	30	129	128	(1)	138
Finance	78	48	(30)	40	190	188	(2)	229
Forests, Lands and Natural Resource Operations	124	145	21	137	561	629	68	673
Health	4,026	3,947	(79)	3,772	16,551	16,536	(15)	15,927
International Trade	9	16	7	10	36	36	—	57
Jobs, Tourism and Skills Training	48	71	23	67	197	197	—	211
Justice	283	279	(4)	269	1,140	1,167	27	1,193
Natural Gas Development	93	117	24	93	372	372	—	369
Social Development and Social Innovation	618	620	2	613	2,487	2,487	—	2,445
Technology, Innovation and Citizens’ Services	138	127	(11)	127	535	531	(4)	533
Transportation and Infrastructure	198	198	—	199	812	809	(3)	816
Total ministries and Office of the Premier	8,132	8,070	(62)	7,885	32,050	32,118	68	31,814
Management of public funds and debt	315	323	8	296	1,257	1,257	—	1,197
Contingencies	—	—	—	2	225	225	—	11
Funding for capital expenditures	122	63	(59)	108	992	953	(39)	946
Refundable tax credit transfers	208	208	—	262	835	855	20	1,188
Legislative and other appropriations	32	53	21	26	132	132	—	123
Subtotal	8,809	8,717	(92)	8,579	35,491	35,540	49	35,279
Prior year liability adjustments	—	—	—	(2)	—	—	—	(159)
Consolidated revenue fund expense	8,809	8,717	(92)	8,577	35,491	35,540	49	35,120
Expenses recovered from external entities	525	541	16	503	2,835	2,825	(10)	2,715
Funding provided to service delivery agencies	(5,534)	(5,433)	101	(5,434)	(21,555)	(21,577)	(22)	(21,165)
Total direct program spending	3,800	3,825	25	3,646	16,771	16,788	17	16,670
Service delivery agency expense
School districts	1,623	1,671	48	1,617	5,598	5,584	(14)	5,577
Universities	964	932	(32)	925	4,108	4,108	—	3,943
Colleges and institutes	262	268	6	260	1,115	1,115	—	1,105
Health authorities and hospital societies	3,087	3,164	77	3,026	12,771	12,821	50	12,519
Other service delivery agencies	887	820	(67)	834	3,603	3,606	3	3,387
Total service delivery agency expense	6,823	6,855	32	6,662	27,195	27,234	39	26,531
Subtotal expense	10,623	10,680	57	10,308	43,966	44,022	56	43,201
Further expenditure management	—	—	—	—	(30)	—	30	—
Total expense	10,623	10,680	57	10,308	43,936	44,022	86	43,201

1	Reflects government’s organization that was in effect at June 30, 2013.
2	Restated to reflect government’s current accounting policies.

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.9 2013/14 Expense By Function

	Year-to-Date to June 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13 [1]	Budget	Forecast	Variance	2012/13 [1]
Health:
Medical Services Plan	979	962	(17)	950	4,271	4,148	(123)	3,906
Pharmacare	275	267	(8)	270	1,204	1,220	16	1,122
Regional services	2,859	2,952	93	2,653	12,101	12,073	(28)	11,784
Other healthcare expenses [2]	166	157	(9)	155	850	846	(4)	690
	4,279	4,338	59	4,028	18,426	18,287	(139)	17,502
Education:
Elementary and secondary	1,767	1,779	12	1,711	6,063	6,074	11	6,002
Post-secondary	1,112	1,144	32	1,138	5,253	5,298	45	5,103
Other education expenses [3]	117	119	2	86	575	472	(103)	423
	2,996	3,043	47	2,935	11,891	11,844	(47)	11,528
Social services:
Social assistance [2,3]	412	405	(7)	394	1,584	1,595	11	1,552
Child welfare [2]	262	266	4	274	1,011	1,013	2	1,098
Low income tax credit transfers	59	62	3	128	248	257	9	534
Community living and other services	200	186	(14)	182	798	795	(3)	806
	933	919	(14)	978	3,641	3,660	19	3,990
Protection of persons and property	316	342	26	331	1,378	1,525	147	1,539
Transportation	381	364	(17)	380	1,555	1,542	(13)	1,552
Natural resources and economic development	411	430	19	403	1,822	1,890	68	2,092
Other	339	283	(56)	372	1,227	1,210	(17)	1,346
Contingencies	—	—	—	2	225	225	—	—
General government	351	344	(7)	295	1,245	1,303	58	1,262
Debt servicing	617	617	—	584	2,526	2,536	10	2,390
Total expense	10,623	10,680	57	10,308	43,936	44,022	86	43,201

1	Restated to reflect government’s current organization and accounting policies.
2	Payments for healthcare services by the Ministry of Social Development and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.
3	Payments for training costs by the Ministry of Social Development made on behalf of its clients are reported in the Education function.

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions — Revenue

Revenue Source and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Forecast	2013/14 Sensitivities
Personal income tax	$7,271	$7,155
Current calendar year assumptions
Personal income growth	3.1%	3.1%	+/- 1% change in 2013 BC personal income growth equals +/- $75 to $100 million
Labour income growth	3.3%	3.3%
Tax base growth	5.8%	5.8%
Average tax yield	4.93%	4.93%
Current-year tax	$6,824	$6,773
Prior year’s tax assessments	$338	$338
Unapplied taxes	$80	$80

+/- 1% change in 2012 BC personal or taxable income growth equals +/- $75 to $100 million one-time effect (prior-year adjustment) and could result in an additional +/-$60 to $80 million base change in 2013/14

BC Tax Reduction	$-108	$-108
Non-Refundable BC tax credits	$-61	$-61
Policy neutral elasticity *	1.3	1.3
Fiscal year assumptions
Prior-year adjustment	$0	$-62

2012 Tax-year	2012 Assumptions
Personal income growth	3.8%	3.8%
Tax base growth	3.7%	2.8%
Average 2012 tax yield	4.92%	4.93%
2012 tax	$6,440	$6,390
2011 & prior year’s tax assessments	$328	$328
Unapplied taxes	$80	$80
BC Tax Reduction	$-107	$-107
Non-Refundable BC tax credits	$-61	$-61
Policy neutral elasticity *	1.2	1.0

* Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax	$2,109	$2,274
Components of revenue (fiscal year)
Advance instalments	$2,254	$2,369
International Business Activity Act refunds	$-20	$-20
Prior-year adjustment	$-125	$-75
Current calendar year assumptions
National tax base ($ billions)	$258.0	$270.9	+/- 1% change in the 2013 national tax base equals +/- $25 to $30 million
BC instalment share of national tax base	11.2%	11.2%
Effective tax rates (general/small business)	10.75 / 2.5	10.75 / 2.5
BC tax base growth (post federal measures)	4.2%	5.8%
BC corporate profits growth	3.8%	3.8%	+/- 1% change in the 2012 BC tax base equals +/- $25 to $30 million in 2013/14
Non-Refundable BC tax credits	$-92	$-92

2012 Tax-year	2012 Assumptions
BC tax base growth (post federal measures)	1.6%	4.2%
BC corporate profits growth	-0.2%	-0.2%
Gross 2012 tax	$1,966	$2,016
Prior-year adjustments	$-125	$-75
Prior years losses/gains (included in above)	$0	$0
Non-Refundable BC tax credits	$-87	$-87

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. The 2013/14 instalments from the federal government reflects two-third of payments related to the 2013 tax year (paid during Apr-July 2013 and adjusted in Sept and Dec) and one-third of 2014 payments. Instalments for the 2013 (2014) tax year are based on BC’s share of the national tax base for the 2011 (2012) tax year and a forecast of the 2013 (2014) national tax base. BC’s share of the 2011 national tax base was 11.2%, based on tax assessments as of December 31, 2012. Cash adjustments for any under/over payments from the federal government in respect of 2012 will be received/paid on March 31, 2014.

Provincial sales tax	$5,927	$5,927
Provincial sales tax base growth (fiscal year)	3.5%	3.5%	+/- 1% change in the 2013 consumer expenditure growth equals up to +/- $15 million
Calendar Year
Nominal consumer expenditure	3.1%	3.1%
Nominal business investment	6.4%	6.4%
Other expenditures	3.5%	3.5%
Components of Provincial sales tax revenue			+/- 1% change in the 2013 business investment growth equals up to +/- $20 million
Consolidated Revenue Fund	$5,913	$5,913
BC Transportation Financing Authority	$14	$14

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Forecast	2013/14 Sensitivities
Fuel and carbon taxes	$2,113	$2,126
Calendar Year
Real GDP	1.4%	1.4%
Gasoline volumes	0.0%	0.0%
Diesel volumes	2.0%	2.0%
Natural gas volumes	1.4%	1.4%
Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$30	$30
Natural gas (cents/gigajoule)	148.98 ¢	148.98 ¢
Gasoline (cents/litre)	6.67 ¢	6.67 ¢
Light fuel oil (cents/litre)	7.67 ¢	7.67 ¢
Carbon tax revenue	$1,187	$1,200

Components of fuel tax revenue
Consolidated Revenue Fund	$505	$505
BC Transit	$12	$12
BC Transportation Financing Authority	$409	$409
	$926	$926
Property taxes	$2,053	$2,050
Calendar Year
BC Consumer Price Index	0.9%	0.9%	+/- 1% change in new construction & inflation equals up to +/- $15 million in residential property taxation revenue
Housing starts	23,800	23,800
Home owner grants (fiscal year)	$-825	$-811
Components of revenue
Residential (net of home owner grants)	$688	$692
Non-residential	$1,079	$1,076	+/- 1% change in new construction and inflation equals up to +/- $10 million in non-residential property taxation revenue
Rural area	$95	$95
Police	$31	$31
BC Assessment Authority	$81	$82
BC Transit	$79	$74
Other taxes	$1,859	$1,884
Calendar Year
Population	0.9%	0.9%
BC Consumer Price Index	0.9%	0.9%
BC housing starts	-13.3%	-13.3%
Real GDP	1.4%	1.4%
Nominal GDP	3.1%	3.1%
Components of revenue
Property transfer	$715	$740
Tobacco	$709	$709
Insurance premium and other	$435	$435

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Forecast	2013/14 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other	$1,751	$1,710
Natural gas price			+/- $0.50 change in the natural gas price equals +/- $117 to $125 million. Sensitivities can vary significantly especially at lower prices
Plant inlet, $Cdn/gigajoule	$2.25	$2.25
Sumas, $US/ MMBtu	$3.77	$3.77
Natural gas production volumes
Billions of cubic metres	39.1	38.9
Petajoules	1,553	1,544
Annual per cent change	9.6%	8.9%
Oil price ($US/bbl at Cushing, Ok)	$93.41	$94.37	+/- 1% change in natural gas volumes equals +/- $3 million on natural gas royalties +/- 1 cent change in the exchange rate equals +/- $4 million on natural gas royalties

Auctioned land base (000 hectares)	100	100
Average bid price/hectare ($)	$1,100	$1,100
Cash sales of Crown land tenures	$110	$110
Metallurgical coal price ($US/tonne, fob west coast)	$172	$155
Copper price ($US/lb)	$3.40	$3.36
Annual electricity volumes set by treaty (million mega-watt hours)	4.3	4.3
Mid-Columbia electricity price	$37	$37	+/- 10% change in the average Mid-Columbia electricity price equals +/- $10 million
($US/mega-watt hour)
Exchange rate (US¢/ Cdn$, calendar year)	97.5	96.7
Components of revenue
Natural gas royalties	$397	$389
Bonus bids, fees and rentals	$849	$849

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Petroleum royalties	$93	$102
Columbia River Treaty electricity sales	$145	$145
Coal	$171	$122
Minerals, metals and other	$54	$62
Oil and Gas Commission fees and levies	$42	$41
Royalty programs and infrastructure credits
Summer drilling	$-5	$-15
Deep drilling	$-228	$-227
Road and pipeline infrastructure	$-30	$-32
Total	$-263	$-274
Implicit average natural gas royalty rate	11.3%	11.1%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Forecast	2013/14 Sensitivities
Forests	$593	$655
Prices (calendar year average)			+/- US$50 change in SPF price equals +/- $25 to $50 million
SPF 2x4 ($US/1000 bd ft)	$348	$346
Random Lengths Composite
($US/thousand board feet)	$377	$377
Pulp ($US/tonne) Coastal log ($Cdn/cubic metre)	$828	$841	+/- US$50 change in pulp price equals +/-$5 to $10 million +/- Cdn$10 change in average log price equals +/-$10 to $20 million
(Vancouver Log Market, fiscal year)	$87	$93
Fiscal Year Trade Assumptions
Export tax rate (effective rate)	2.5%	3.8%
Lumber shipments and consumption (billion board feet)			+/- 1 cent change in exchange rate equals
U.S. lumber consumption	39.4	39.4
BC surge trigger volumes	8.4	8.4	+/- $5 to $10 million on stumpage revenue
BC lumber exports to US	7.0	7.0
Crown harvest volumes (million cubic metres)			+/- 10% change in Interior harvest volumes equals
Interior	50.7	50.5	+/- $15 to $20 million
Coast	13.8	14.0	+/- 10% change in Coastal harvest volumes equals
Total	64.5	64.5
BC Timber Sales (included in above)	11.4	11.4	+/- $3 to $6 million

Components of revenue			The above sensitivities relate to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in softwood lumber border tax revenues
Tenures	$292	$354
BC Timber Sales	$187	$187
Federal border tax (SLA 2006)	$65	$57
Logging tax	$20	$20
Other CRF revenue	$15	$15
Recoveries	$14	$22

2015/16 SLA 2006 border tax forecast assumes a continuation of the Softwood Lumber Agreement beyond its current October 2015 expiry date.

Other natural resources	$502	$504
Components of revenue
Water rental and licences*	$434	$437
Recoveries	$48	$47
Angling and hunting permits and licences	$13	$13
Recoveries	$7	$7

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	$9,766	$9,693
Components of revenue
Fees and licences
Consolidated Revenue Fund	$2,877	$2,895
Medical Services Plan premiums	$2,059	$2,059
Motor vehicle licences and permits	$492	$499
Other Consolidated Revenue Fund	$326	$337
Recoveries	$256	$256
MSP recoveries	$97	$97
Other recoveries	$159	$159
Crown corporations and agencies	$105	$108
Other service delivery agencies	$1,874	$1,893
Post-secondary education fees	$1,394	$1,394
Other health-care related fees	$326	$328
School Districts	$154	$171
Investment earnings
Consolidated Revenue Fund	$92	$83
Fiscal agency loans & sinking funds earnings	$818	$822
Crown corporations and agencies	$18	$20
Other service delivery agencies	$130	$128
Sales of goods and services	$909	$890
Miscellaneous	$2,207	$2,118
Asset sales	$480	$480

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Forecast	2013/14 Sensitivities
Health and social transfers	$5,883	$5,869
National Cash Transfers
Canada Health Transfer (CHT)	$30,283	$30,283
Wait Times Reduction Transfer (WTRT)	$250	$250	+/- 0.1% change in BC’s population share equals +/- $55 to $60 million
Canada Social Transfer (CST)	$12,215	$12,215
BC share of national population (June 1)	13.13%	13.09%
BC health and social transfers revenue
CHT	$4,220	$4,205
WTRT	$33	$33
CST	$1,604	$1,599
Prior-year adjustments	$4	$10
Health deferral
Diagnostic and Medical Equipment	$15	$15
Medical Equipment Trust	$7	$7
Other federal contributions	$1,597	$1,622
Components of revenue
Other Consolidated Revenue Fund	$160	$160
Labour Market Development Agreement	$301	$301
Local Government Services and Transfers	$20	$20
Canada-BC Co-operation on Immigration	$94	$122
Labour Market Agreement	$66	$101
Other recoveries	$196	$179
Crown corporations and agencies	$222	$213
Other service delivery agencies	$538	$526
Service delivery agency direct revenue	$6,083	$6,058
School districts	$495	$509
Post-secondary institutions	$2,983	$2,983
Health authorities and hospital societies	$812	$788
BC Transportation Financing Authority	$624	$625
Other service delivery agencies	$1,169	$1,153
Commercial Crown corporation net income	$2,815	$2,839
BC Hydro	$545	$545
reservoir water inflows	100%	100%	+/-1% in hydro generation = +/-$15 million

mean gas price	3.62	3.78	+/-10% = -/+$5 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	29.23	32.30	+/-10% change in electricity trade margins = +/-$20 million
(Mid-C, $US/MWh)
allowed return on deemed equity	11.84%	11.84%	+/-1% = +/-$50 million
ICBC	$257	$275
vehicle growth	+1.4%	+1.4%	+/-1% = +/-$40 million
current claims cost percentage change	+2.8%	+2.7%	+/-1% = -/+$31 million
investment return	3.7%	3.7%	+/-1% return = +/-$123 to $129 million
loss ratio	86.4%	86.6%

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.11 2013/14 Material Assumptions — Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Report	Sensitivities 2013/14
Advanced Education	1,953	1,952
Student spaces in public institutions (# FTEs)	200,936	200,936	The number of student spaces may vary depending on the financial and other policies of post-secondary institutions.
Children and Family Development	1,345	1,345
Average children-in-care caseload (#) Average annual residential cost per child in care ($)	8,040 36,500	8,040 36,500

Caseload is expected to remain stable. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by approximately $1.7 million (excluding Delegated Aboriginal Agencies).

Education	5,366	5,365
Enrolment (# of FTEs)	548,502	545,393	Enrolment figures are based on BC Stats and school district enrolment trends, to which the Ministry has added forecasts for distributed learning, adult education, and summer learning.
School age (K–12)	524,250	522,225
Distributed Learning (online)	11,907	11,907
Summer	6,117	6,292
Adults	6,228	4,969
Forests, Lands and Natural Resource Operations	561	629
BC Timber Sales	158	158

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year then capitalized expenses will also be reduced in that year.

Direct Fire Fighting	63	134	Over the past several years, Direct fire fighting costs have ranged from a low of $19 million in 1997 to $382 million in 2009.
Health	16 551	16 536
Pharmacare	1,179	1,164	A 1% change in utilization or drug prices affects costs by approximately $10 million.
Medical Services Plan (MSP)	3,982	3,982	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.
Regional Services	11,121	11,121
Justice	1,140	1,167
New cases filed/processed (# for all courts)	285,000	285,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

Crown Proceedings Act (CPA)	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.
Policing, Victim Services and Corrections	596	596	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Emergency Program Act (EPA)	15	42	The number and severity of natural disasters.

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.11 2013/14 Material Assumptions — Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Report	Sensitivities 2013/14
Social Development and Social Innovation	2,487	2,487
Temporary Assistance annual average caseload (#)	48,500	48,500

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $4.5 million annually.

Disability Assistance annual average caseload (#)	88,800	88,800

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues.  A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $7.5 million annually.

Total annual average caseload (#)	137,300	137,300	The average cost per case is sensitive to the composition of the caseload, and reported income.
Adult Community Living:
Residential Services:
Average caseload (#) Average cost per client ($)	6,050 68,463	6,050 68,463	The adult community living caseload is sensitive to the pressures of an aging population. A 1% increase in the adult caseload will increase expenditures by approximately $2.6 million.
Day Programs:
Average caseload (#)	15,416	15,416
Average cost per client ($)	16,927	16,927
Personal Supports Initiative
Average caseload (#)	593	593
Average cost per client ($)	16,108	16,108
Tax Transfers	835	855
Individuals	331.2	345.2
Low Income Climate Action	194.0	194.0

These tax transfers are now expensed as required under generally accepted accounting principles. Previously the family bonus was split 50/50 between expense program and as reduction to revenue while all other refundable credits were recorded as reduction to revenue.

Sales Tax/BC HST	53.0	61.8
Small Business Venture Capital	25.0	25.0
BC Senior’s Home Renovation	27.0	27.0
Other tax transfers to individuals	30.8	36.0
Family Bonus Program	1.4	1.4
Corporations	503.8	509.8
Film and Television	70.0	70.0
Production Services	270.5	218.8
Scientific Research & Experimental Development	78.3	78.3
Interactive Digital Media	35.0	68.7
Mining Exploration	36.0	60.0
Other tax transfers to corporations	14.0	14.0
Management of Public Funds and Debt	1,257	1,257
Interest rates for new provincial borrowing:			Full year impact on MoPD on interest costs of a 1% change in interest rates equals $56 million; $100 million increase in debt level equals $1.9 million.
Short-term	1.08%	1.10%
Long-term	2.95%	3.25%
CDN/US exchange rate (cents)	103.2	104.7
Service delivery agency net spending	5,640	5,657
School districts	187	208
Post-secondary institutions	2,964	2,963
Health authorities and hospital societies	671	683
BC Transportation Financing Authority	940	943
Other service delivery agencies	878	860

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.12 2013/14 Full-Time Equivalents (FTEs) 1

	2013/14			Actual
FTEs	Budget	Forecast	Variance	2012/13
Ministries and special offices (consolidated revenue fund)	26,066	26,066	—	27,326
Service delivery agencies [2]	4,669	4,669	—	4,508
Total FTEs	30,735	30,735	—	31,834

1 Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2 Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table 1.13 2013/14 Capital Spending

	Year-to-Date to June 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13	Budget	Forecast	Variance	2012/13
Taxpayer-supported
Education
School districts	133	108	(25)	123	533	528	(5)	509
Post-secondary institutions	140	60	(80)	75	561	644	83	591
Health	222	95	(127)	127	886	866	(20)	742
BC Transportation Financing Authority	277	248	(29)	228	1,106	1,092	(14)	1,005
BC Transit	27	11	(16)	4	109	104	(5)	48
Government operating (ministries)	62	45	(17)	24	407	407	—	267
Other [1]	37	10	(27)	24	121	123	2	111
Total taxpayer-supported	898	577	(321)	605	3,723	3,764	41	3,273
Self-supported
BC Hydro	507	402	(105)	435	2,031	2,031	—	1,929
Columbia River power projects [2]	21	20	(1)	27	81	81	—	94
Transportation Investment Corporation (Port Mann)	108	56	(52)	195	273	273	—	540
BC Rail	7	4	(3)	—	16	16	—	10
ICBC	15	12	(3)	23	73	73	—	73
BC Lottery Corporation	30	11	(19)	22	120	120	—	97
Liquor Distribution Branch	4	—	(4)	1	19	19	—	10
Other [3]	—	—	—	—	—	—	—	11
Total self-supported	692	505	(187)	703	2,613	2,613	—	2,764
Total capital spending	1,590	1,082	(508)	1,308	6,336	6,377	41	6,037

1 Includes BC Housing Management Commission, Provincial Rental Housing Corporation and other service delivery agencies.

2 Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3 Includes post-secondary institutions self-supported subsidiaries.

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.14 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from June Update 2013 released on June 27, 2013.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2013	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Taxpayer-supported
School districts
Revelstoke Elementary and Secondary [2]	2012	57	3	60	58	—	—	2
Alberni District Secondary [2]	2012	52	6	58	54	—	—	4
Southern Okanagan Secondary	2013	44	10	54	52	—	—	2
Chilliwack Secondary	2013	42	16	58	58	—	—	—
Centennial Secondary	2015	5	56	61	61	—	—	—
Oak Bay Secondary	2015	1	51	52	50	—	—	2
Kitsilano Secondary	2015	2	62	64	60	—	—	4
Belmont Secondary	2015	4	52	56	30	—	—	26
Seismic mitigation program	2021	4	1,296	1,300	1,300	—	—	—
Total school districts		211	1,552	1,763	1,723	—	—	40
Post-secondary institutions
University of Victoria
– Superconducting electron accelerator at TRIUMF	2014	49	16	65	31	—	18	16
Emily Carr University of Art and Design
– Campus redevelopment at Great Northern Way	2016	3	131	134	113	—	—	21
Total post-secondary institutions		52	147	199	144	—	18	37
Health facilities
Victoria Royal Jubilee Hospital – Patient Care Centre [2]
– Direct procurement	2013	66	3	69	23	—	—	46
– P3 contract	2011	280	—	280	—	199	—	81
Northern Cancer Control Strategy
– Direct procurement	2013	25	10	35	32	—	—	3
– P3 contract	2012	71	—	71	54	17	—	—
Lions Gate Hospital (Mental Health) Redevelopment	2014	15	47	62	38	—	—	24
Lakes District Hospital	2015	4	51	55	46	—	—	9
Queen Charlotte/Haida Gwaii Hospital	2015	1	49	50	31	—	—	19
Surrey Emergency/Critical Care Tower
– Direct procurement	2016	65	129	194	174	—	—	20
– P3 contract	2014	267	51	318	139	179	—	—
Royal Inland Hospital	2016	—	80	80	47	—	—	33
North Island Hospitals	2017	9	592	601	365	—	—	236
Interior Heart and Surgical Centre
– Direct procurement	2017	92	163	255	215	—	—	40
– P3 contract	2015	37	75	112	2	79	—	31
Children's and Women's Hospital	2019	37	643	680	532	—	—	148
Total health facilities		969	1,893	2,862	1,698	474	—	690
Transportation
South Fraser Perimeter Road
– Direct procurement	2014	1,035	27	1,062	714	—	348	—
– P3 contract	2014	182	20	202	—	202	—	—
Sierra Yoyo Desan Road upgrade	2014	110	27	137	137	—	—	—
Evergreen Line Rapid Transit
– Direct procurement	2016	201	341	542	327	—	74	141
– P3 contract	2016	116	773	889	—	259	343	287
Total transportation		1,644	1,188	2,832	1,178	461	765	428

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.14 Capital Expenditure Projects Greater Than $50 million 1 (continued)

Note: Information in bold type denotes changes from June Update 2013 released on June 27, 2013.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to June 30, 2013	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov’t	Other Contrib’ns
Other taxpayer-supported
Surrey Pretrial Service Centre expansion					—
– Direct procurement	2013	9	5	14	14	—	—	—
– P3 contract	2013	80	19	99	56	43	—	—
e-Health initiative	2013	261	1	262	155	—	—	107
Integrated Case Management system	2014	130	52	182	179	—	3	—
Single Room Occupancy Hotels renovations
– Direct procurement	2016	7	18	25	23	—	2	—
– P3 contract	2016	18	100	118	—	91	27	—
Okanagan Correctional Centre	2016	3	229	232	101	131	—	—
Total other		508	424	932	528	265	32	107
Total taxpayer-supported		3,384	5,204	8,588	5,271	1,200	815	1,302
Self-supported
Transportation
Port Mann Bridge / Highway 1	2015	3,053	266	3,319	3,319	—	—	—
Power generation and transmission
BC Hydro [3]
– Vancouver City Central transmission	2014	147	54	201	201	—	—	—
– Smart metering and infrastructure program	2014	610	320	930	930	—	—	—
– Mica gas insulated switchgear replacement	2014	146	53	199	199	—	—	—
– Seymour Arm series capacitor	2014	25	33	58	58	—	—	—
– Northwest transmission line	2014	393	353	746	419	—	130	197
– Merritt area transmission	2014	8	58	66	66	—	—	—
– Dawson Creek/Chetwynd area transmission	2015	27	228	255	255	—	—	—
– Interior to Lower Mainland transmission line	2015	289	436	725	725	—	—	—
– GM Shrum units 1 to 5 turbine upgrade	2015	80	192	272	272	—	—	—
– Iskut extension project	2015	—	180	180	140	—	—	40
– Surrey area substation project	2015	3	91	94	94	—	—	—
– Hugh Keenleyside spillway gate reliability upgrade	2015	51	72	123	123	—	—	—
– Mica units 5 and 6 project	2015	316	398	714	714	—	—	—
– Big Bend substation	2015	10	46	56	56	—	—	—
– Long Beach reinforcement	2015	2	54	56	56	—	—	—
– Ruskin Dam safety and powerhouse upgrade	2018	169	579	748	748	—	—	—
– John Hart replacement	2018	85	1,064	1,149	1,149	—	—	—
Columbia River power projects
– Waneta Dam power expansion [4]	2015	262	88	350	350	—	—	—
Total power generation and transmission		2,623	4,299	6,922	6,555	—	130	237
Other
British Columbia Lottery Corporation
– Gaming management system	2015	48	56	104	104	—	—	—
Insurance Corporation of British Columbia
– Business transformation program	2016	128	93	221	221	—	—	—
Total other		176	149	325	325	—	—	—
Total self-supported		5,852	4,714	10,566	10,199	—	130	237
Total $50 million projects		9,236	9,918	19,154	15,470	1,200	945	1,539

1 Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

2 Assets have been put into service and only trailing costs remain.

3 BC Hydro has revised total capital costs for projects to conform with International Financial Reporting Standards.

4 Reflects the combined shares of Columbia Power Corporation (32.5 per cent) and Columbia Basin Trust (16.5 per cent) in their partnership with Fortis Inc. for the development of an electricity generating facility at the Waneta Dam south of Trail.

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.15 2013/14 Provincial Debt 1

	Year-to-Date to June 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13	Budget	Forecast	Variance	2012/13
Taxpayer-supported debt
Provincial government operating	6,808	7,790	982	6,643	8,646	8,664	18	6,712
Provincial government general capital	2,696	2,696	—	2,696	2,696	2,696	—	2,696
Provincial government operating	9,504	10,486	982	9,339	11,342	11,360	18	9,408
Other taxpayer-supported debt (mainly capital)
Education [2]
School districts	6,989	6,878	(111)	6,384	7,350	7,347	(3)	6,830
Post-secondary institutions	4,402	4,314	(88)	4,124	4,381	4,382	1	4,315
	11,391	11,192	(199)	10,508	11,731	11,729	(2)	11,145
Health [2],[3]	5,808	5,567	(241)	5,344	6,160	6,136	(24)	5,691
Highways and public transit
BC Transportation Financing Authority [4]	7,290	8,048	758	6,395	7,941	7,940	(1)	7,084
Public transit	1,000	1,000	—	1,000	1,000	1,000	—	1,000
SkyTrain extension	1,174	1,174	—	1,174	1,174	1,174	—	1,174
BC Transit	162	157	(5)	177	158	159	1	163
	9,626	10,379	753	8,746	10,273	10,273	—	9,421
Other
Social housing [5]	691	686	(5)	690	790	771	(19)	658
Provincial government general capital	1,163	1,112	(51)	906	1,431	1,430	(1)	1,073
BC Pavilion Corporation	387	383	(4)	383	397	397	—	383
BC Immigrant Investment Fund	371	357	(14)	400	394	394	—	363
Other [6]	40	49	9	99	40	39	(1)	40
	2,652	2,587	(65)	2,478	3,052	3,031	(21)	2,517
Total other taxpayer-supported	29,477	29,725	248	27,076	31,216	31,169	(47)	28,774
Total taxpayer-supported debt	38,981	40,211	1,230	36,415	42,558	42,529	(29)	38,182
Self-supported debt
Commercial Crown corporations
BC Hydro	14,495	14,649	154	13,535	15,658	15,658	—	14,167
Columbia River power projects [7]	476	473	(3)	478	470	470	—	475
BC Lotteries	142	135	(7)	110	173	173	—	132
Transportation Investment Corporation (Port Mann)	2,786	3,009	223	2,300	3,315	3,266	(49)	2,610
Post-secondary institutions’ subsidiaries	215	215	—	173	215	215	—	215
Other	35	35	—	—	33	34	1	35
	18,149	18,516	367	16,596	19,864	19,816	(48)	17,634
Warehouse borrowing program	—	—	—	746	—	—	—	—
Total self-supported debt	18,149	18,516	367	17,342	19,864	19,816	(48)	17,634
Forecast allowance	—	—	—	—	150	150	—	—
Total provincial debt	57,130	58,727	1,597	53,757	62,572	62,495	(77)	55,816

1 Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

2 Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

3 Health facilities’ debt includes public-private partnership obligations of $906 million for the three months ended June 30, 2012, $1,119 million for the three months ended June 30, 2013, $1,108 million for fiscal 2012/13 and $1,166 million for fiscal 2013/14.

4 BC Transportation Financing Authority debt includes public-private partnership obligations of $906 million for the three months ended June 30, 2012, $968 million for the three months ended June 30, 2013, $957 million for fiscal 2012/13 and $1,045 million for fiscal 2013/14.

5 Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. Social housing debt includes public-private partnership obligations of $18 million for the three months ended June 30, 2013 and $44 million for fiscal 2013/14.

6 Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

7 Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

First Quarterly Report 2013/14

Updated Financial Forecast

Table 1.16 2013/14 Statement of Financial Position

	Actual March 31,	Year-to-Date June 30,	Forecast March 31,
($ millions)	2013	2013	2014
Financial assets
Cash and temporary investments	3,149	3,598	3,262
Other financial assets	8,160	8,771	9,832
Sinking funds	1,778	454	385
Investments in commercial Crown corporations:
Retained earnings	7,534	7,543	7,903
Recoverable capital loans	16,907	17,792	19,096
	24,441	25,335	26,999
	37,528	38,158	40,478
Liabilities
Accounts payable and accrued liabilities	8,902	7,911	9,046
Deferred revenue	9,923	9,971	9,162
Debt:
Taxpayer-supported debt	38,182	40,211	42,529
Self-supported debt	17,634	18,516	19,816
Forecast allowance	—	—	150
Total provincial debt	55,816	58,727	62,495
Add: debt offset by sinking funds	1,778	454	385
Less: guarantees and non-guaranteed debt	(755)	(750)	(748)
Financial statement debt	56,839	58,431	62,132
	75,664	76,313	80,340
Net liabilities	(38,136)	(38,155)	(39,862)
Capital and other non-financial assets
Tangible capital assets	36,762	36,834	38,440
Other non-financial assets	2,759	2,872	2,984
	39,521	39,706	41,424
Accumulated surplus (deficit)	1,385	1,551	1,562

Changes in Financial Position

($ millions)	Year-to-Date June 30, 2013	Forecast March 31, 2014
(Surplus) deficit for the period	(234)	(136)
Comprehensive income (increase) decrease	68	(41)
(Increase) decrease in accumulated surplus	(166)	(177)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	577	3,764
Less: amortization and other accounting changes	(505)	(2,086)
Change in net capital assets	72	1,678
Increase (decrease) in other non-financial assets	113	225
	185	1,903
Increase (decrease) in net liabilities	19	1,726
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	449	113
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	9	369
Self-supported capital investments	505	2,613
Less: loan repayments and other accounting changes	380	(424)
	894	2,558
Other working capital changes	230	896
	1,573	3,567
Increase (decrease) in financial statement debt	1,592	5,293
(Increase) decrease in sinking fund debt	1,324	1,393
Increase (decrease) in guarantees and non-guaranteed debt	(5)	(7)
Increase (decrease) in total provincial debt	2,911	6,679

First Quarterly Report 2013/14

PART TWO — ECONOMIC REVIEW AND OUTLOOK 1

2013/14 First Quarterly Report	September 10, 2013

Summary

•             In June Update 2013, the Ministry of Finance forecast BC’s real GDP to grow by 1.4 per cent in 2013 and 2.2 per cent in 2014. These projections remain prudent relative to the current private sector outlook for BC in 2013 and 2014.

•             Data for the current year indicate slow or declining levels of economic activity in several of BC’s key domestic indicators compared to 2012. At the same time, exports from BC in 2013 have improved relative to last year.

•             Downside risks to BC’s economic outlook include the potential for further slowing of domestic activity, renewed weakness in the US economy and slowing Asian demand. Additional risks include the ongoing sovereign debt crisis in Europe and a fluctuating Canadian dollar.

BC Outlook – Comparison to private sector forecasts

Chart 2.1 Ministry’s outlook for BC prudent compared to private sector

At the time of June Update 2013, the Economic Forecast Council expected BC’s real GDP to grow by 1.6 per cent in 2013 and 2.5 per cent in 2014. Since then, private sector projections for BC’s economic performance this year and next year have remained fairly steady. As of August 29, an average of six private sector forecasters (a subset of the Council that produces regular provincial forecasts) expects BC real GDP growth of 1.6 per cent in 2013 and 2.4 per cent in 2014.

Also in June Update 2013, the Ministry forecast BC’s real GDP to grow by 1.4 per cent in 2013 and 2.2 per cent in 2014. These projections remain prudent relative to recent private sector average projections for BC in 2013 and 2014.

1 Reflects information available as of August 29, 2013.

First Quarterly Report 2013/14

Economic Review and Outlook

British Columbia economic activity

Most indicators of BC’s economic performance so far in 2013 reveal slow domestic activity compared to the same period of 2012 (see Table 2.1). However, exports and manufacturing shipments have improved during the year, with steady external demand for BC products.

Table 2.1 British Columbia Economic Indicators

All data seasonally adjusted	Jan. to Mar. 2013 change from Oct. to Dec. 2012	Apr. to Jun. 2013 change from Jan. to Mar. 2013	Year-to-Date Jan. to Jun. 2013 change from Jan. to Jun. 2012
	Per cent change
Employment	-0.4	+0.4	+0.1
Manufacturing shipments	+1.6	-1.0	+1.8
Exports	+6.5	-2.2	+4.4
Retail sales	+0.2	+0.8	+0.3
Housing starts	-2.3	+5.8	-13.0
Non-residential building permits	-26.7	+33.8	-30.8

Labour market

The pace of BC’s employment growth has been nearly flat through the first seven months of 2013, as year-to-date data show a 0.1 per cent gain relative to the same period last year. This increase translates into about 1,200 more jobs, with a gain of nearly 13,000 jobs in full-time employment offsetting a loss of about 11,700 part-time jobs.

Chart 2.2 BC employment

Significant year-to-date job gains were observed in wholesale and retail trade (+19,700 jobs), public administration (+18,400 jobs) and professional, scientific and technical services (+12,400 jobs). Improvements in these industries helped to offset major job losses in manufacturing (-22,100 jobs), health care and social assistance (-19,700 jobs) and transportation and warehousing (-10,300 jobs).

BC’s monthly unemployment rate reached 6.7 per cent in July 2013, a 0.4 percentage point jump from June. The rate averaged 6.5 per cent year-to-date to July, 0.4 percentage points below its average during the same period of 2012. Meanwhile, BC’s labour force fell by 0.3 per cent year-to-date to July relative to the first seven months of last year.

First Quarterly Report 2013/14

Economic Review and Outlook

Consumer spending and housing

Retail sales increased by 0.3 per cent year-to-date to June 2013 compared to the same period last year. Sales have been trending nearly flat since early 2012, as prices for retail goods remain low and debt-conscious consumers rein in spending. During the first six months of 2013, significant sales increases were observed at food and beverage stores, grocery stores and supermarkets. These gains worked to offset substantial losses at health and personal care stores, clothing stores and electronic and appliance stores during the same period.

Chart 2.3 BC retail sales

Residential construction in BC has also shown weakness in 2013, with housing starts in the province considerably lower than last year. This slower homebuilding activity is likely due to a number of factors including stalled employment growth, tighter federal mortgage insurance rules implemented in July 2012 and BC’s relatively slow population growth. Housing starts in BC averaged about 25,800 annualized units during the first seven months of 2013, an 8.2 per cent year-to-date decline. Despite this slower year-to-date trend, strong monthly gains were observed in BC housing starts during June and July of this year. Meanwhile, residential building permits (a precursor of new housing activity) rose by 2.3 per cent year-to-date to June 2013 compared to the same period last year. Building permits data is highly volatile, and the year-to-date gain in 2013 is largely attributable to a 45.4 per cent month-over-month increase in April.

Home sales in BC are down by 5.9 per cent year-to-date to July compared to the same period of 2012. At the same time, the average home price during the first half of 2013 was around $521,500, a gain of 0.8 per cent year-to-date to July. Despite slow growth in BC home sales compared to last year, both sales and average prices have posted steady gains in recent months. Recently announced mortgage interest rate hikes by Canadian financial institutions have likely encouraged some homebuyers to enter the market in advance of these increases, as households with pre-approved mortgages rush to take advantage of lower interest rates. Further, as rate hikes are implemented home sales are likely to fall somewhat during the few months following the increase.

First Quarterly Report 2013/14

Economic Review and Outlook

Chart 2.4 BC housing starts

The value of total non-residential building permits fell by 30.8 per cent through the first six months of 2013 relative to the same period last year. Sizeable declines were observed in all categories of permits, including industrial (-60.1 per cent), institutional and government (-30.2 per cent) and commercial (-16.4 per cent).

External trade and commodity markets

The value of BC’s merchandise exports improved by 4.4 per cent year-to-date to June 2013 compared to the same period last year. This increase was fuelled mainly by substantial gains in exports of metal ores and non-metallic minerals (+24.7 per cent) and forestry products and building and packaging materials (+14.7 per cent). These increases worked to offset major losses in exports of energy products (-10.1 per cent) and metal and non-metallic mineral products (-7.7 per cent).

Chart 2.5 BC exports

First Quarterly Report 2013/14

Economic Review and Outlook

Shipments of manufactured goods from BC also showed improvement through the first six months of 2013, up 1.8 per cent compared to the same period a year ago. Notable gains were recorded in shipments of wood products (+34.8 per cent) and computer and electronic products (+18.0 per cent), which worked to offset losses in sectors such as non-metallic mineral products (-13.5 per cent), transportation equipment (-11.2 per cent) and food (-4.0 per cent).

Although prices for most commodities have recovered since falling sharply in the 2008/09 recession, they are expected to remain volatile in the near-term due to ongoing global economic uncertainty and the potential for further slowing of the Chinese economy.

With stronger demand from the improving US housing market, the price of SPF lumber in 2013 improved significantly over last year. Year-to-date to July, the price of lumber averaged $359 US/000 board feet — an increase of 27.2 per cent compared to the first seven months of 2012. However, the monthly lumber price has been volatile in 2013, beginning the year at $388 US/000 board feet in January, rising to $403 US/000 board feet in March and then falling to $301 US/000 board feet in June. The sharp drop between March and June is attributable to slower North American demand for lumber caused by weather-related construction delays in the US and by slow residential construction activity in Canada.

The monthly price of pulp climbed steadily during the first seven months of 2013, rising from $813 US per tonne in January to $859 US per tonne in July. Year-to-date to July, the price of pulp averaged $839 US per tonne, a slight gain of 0.5 per cent compared to the same period last year.

The daily West Texas Intermediate (WTI) oil price averaged $95.76 US per barrel year-to-date to July. This represents a small decrease of $0.87 US compared to the same period in 2012. Meanwhile, the price of natural gas has improved somewhat in 2013 from the historically low levels at which it has resided since early 2010. The Plant Inlet price averaged $2.05 C/GJ year-to-date to July — a considerable gain from the $1.13 C/GJ observed during the same period a year ago.

Risks to the outlook

Risks to the BC economic outlook continue to be weighted to the downside. The main risks to the current outlook include:

•             potential for further slowing of domestic economic activity, including weakness in employment, retail sales and housing;

•             renewed weakness or a return to recession in the US economy (characterized by weaker consumer spending, further deleveraging causing slower investment, and further fiscal restraint by federal, state and local governments);

•             the ongoing European sovereign debt crisis threatening the stability of global financial markets;

•             slower than anticipated economic activity in Asia, resulting in weaker demand for BC’s exports; and

•             exchange rate volatility.

First Quarterly Report 2013/14

Economic Review and Outlook

External environment

United States

Following the 2008/09 housing crash and resulting financial crisis, the US economy is currently undergoing a long recovery period that will likely continue for several years. This is consistent with economic behaviour in a balance sheet recession - where the collapse of a large asset bubble is followed by about a decade of weak activity and high unemployment. For more information on balance sheet recessions, see the topic box on pages 101 to 105 of last year’s Budget 2012.

US real GDP grew by an annualized 2.5 per cent in the April to June quarter of 2013, stronger than the annualized gain of 1.1 per cent in the January to March quarter. The second quarter acceleration in real GDP reflects an upturn in business investment (particularly structures) and export growth. At the same time, government spending became less of a drag on the economy compared to the previous quarter - even with the federal sequestration order mandating US$85 billion in government spending cuts before the end of September. These contributions to the pick-up in economic growth helped to offset stronger imports and slowing growth in inventory investment and consumer spending during the second quarter.

Chart 2.6 US economy grows modestly in recent quarters

The US employment situation continues to slowly improve, with 2.0 million jobs lost since the January 2008 peak yet to be recovered as of July 2013. Although the monthly unemployment rate has gradually fallen since peaking at 10.0 per cent in October 2009, the rate still sat at a relatively high 7.4 per cent in July 2013. Year-to-date to July, US employment increased by 1.6 per cent, or 2.1 million jobs, compared to the same period of 2012. Positive monthly job gains were observed through the first seven months of 2013, at a pace of about 192,400 jobs per month. At this rate, it would take approximately 11 months to recover the remaining jobs that were lost during the recent recession. However, the US labour market could face downward pressure in the latter half of 2013, as federal spending cuts continue to dampen public sector employment.

First Quarterly Report 2013/14

Economic Review and Outlook

Chart 2.7 US employment gradually improving

The American housing market continued its recovery through the first half of 2013, with improvement in residential construction and home sales. Following a 28.1 per cent annual gain last year, US housing starts averaged 912,100 annualized units year-to-date to July 2013. This represents a 25.0 per cent increase compared to the same period last year, but is still well below the historical average pace of about 1.5 million annualized starts.

Chart 2.8 US housing starts continue gains in 2013

Sales of new and existing homes in the US also exhibited strong gains so far this year. Existing home sales averaged 5.1 million annualized units year-to-date to July, up 11.9 per cent compared to the same period of 2012. At the same time, new home sales

First Quarterly Report 2013/14

Economic Review and Outlook

averaged 440,000 annualized units year-to-date to July, a gain of 23.1 per cent over the first seven months of last year. Further, with strong demand for housing and tight inventory levels, prices for new and existing homes in the US have increased substantially in 2013. However, despite the recent positive trend in construction, sales and prices, the US housing market is still likely several years away from a full recovery. Home prices still remain about 25 per cent below their pre-recession peak and about 20 per cent of all American mortgages have negative equity (where the home value is lower than the mortgage amount owing).

Also domestically, US retail activity has demonstrated a positive trend during the first seven months of 2013. Year-to-date to July, retail sales increased by 4.5 per cent compared to the same period last year, and have seen month-over-month gains in six of the past seven months. Sales have grown this year along with improving confidence among US consumers. Despite beginning 2013 at a low level, in June the Conference Board’s index of consumer confidence reached its highest monthly level since January 2008.

Consensus Economics forecasters have downgraded their average US forecast for 2013 since June Update 2013. The August Consensus survey projects modest growth of 1.5 per cent for 2013, lower than the 1.9 per cent growth expected in June. Consensus analysts cite recent historical revisions to US national accounts data as the primary reason for lowering their outlooks in August. These changes include a large upward revision to 2012 GDP growth. Consensus also points to slow growth in the first quarter of this year (1.1 per cent), as tax hikes and fiscal sequestration slowed economic activity. The August Consensus projects US real GDP growth to be 2.6 per cent in 2014, down slightly from the 2.7 per cent gain forecast in June.

Chart 2.9 Consensus lowers 2013 US growth outlook in recent months

The chart above represents forecasts for real GDP growth in 2013 as polled on specific dates. For example, forecasters surveyed on January 9, 2012 had an average 2013 US growth forecast of 2.5 per cent, while on August 12, 2013 they forecast 2013 US growth at 1.5 per cent.

First Quarterly Report 2013/14

Economic Review and Outlook

Canada

Canada’s real GDP advanced at an annualized rate of 2.5 per cent in the January to March quarter of 2013 (the fastest quarterly growth rate since mid-2011), after posting a quarterly gain of 0.9 per cent in the previous quarter. This faster rate of growth in the first quarter of 2013 was led by a gain in net exports that offset slower consumer spending and a decline in investment.

Similar to BC, indicators of national domestic activity have been slow during 2013. Canada’s employment situation improved by 1.4 per cent (or 243,800 jobs) year-to-date to July compared to the same period a year ago. Through the first seven months of 2013, the national unemployment rate averaged 7.1 per cent, falling 0.2 percentage points relative to the same period in 2012. Also, Canadian retail sales grew by a modest 1.8 per cent year-to-date to June compared to the first six months of 2012. Modest retail activity is expected for the remainder of this year (especially for big-ticket items), as consumers work to rein in debt. Further, national housing starts declined by 15.5 per cent year-to-date to July to average 183,700 annualized units. Home sales fell by 5.5 per cent during the same period (despite some recent month-over-month gains), while the average home price gained 2.8 per cent.

The federal government recently took another step to reduce the risk of a bubble forming in the Canadian housing market. In an effort to further protect taxpayers from financial risks in Canada’s housing sector, the Canada Mortgage and Housing Corporation (CHMC) recently announced a $350 million limit on new guarantees offered to banks and other lenders on mortgage-backed securities. This measure, forcing lenders to take on more of the risk of mortgage defaults, follows tighter mortgage lending rules implemented in July of last year and greater restrictions brought in earlier this year on banks’ ability to buy bulk insurance from CMHC. As a result, slow housing activity may continue during the latter half of 2013.

Slow global demand through the first half of 2013 caused the value of Canadian merchandise exports to increase by just 1.1 per cent year-to-date to June compared to the same period of 2012. Gains during the first half of this year were led by exports of forestry products, farm, fishing and intermediate food products as well as consumer goods. These gains offset year-to-date weakness in exports of energy products, metal ores and non-metallic minerals and motor vehicles and parts. In addition, shipments of Canadian manufactured goods have been weak in 2013, as their total value fell by 2.3 per cent year-to-date to June compared to the first six months of last year.

Since June Update 2013, private sector economists have maintained their average forecast for the Canadian economy in 2013, with the August Consensus expecting Canada’s real GDP to grow by 1.7 per cent. However, Consensus forecasts for the Canadian economy in 2014 have been lowered slightly since June. The August Consensus now projects Canadian growth of 2.2 per cent next year, down from its June forecast of 2.4 per cent.

First Quarterly Report 2013/14

Economic Review and Outlook

Chart 2.10 Consensus projects modest Canadian growth in 2013

The chart above represents forecasts for real GDP growth in 2013 as polled on specific dates. For example, forecasters surveyed on January 9, 2012 had an average 2013 Canadian growth forecast of 2.3 per cent, while on August 12, 2013 they forecast 2013 Canadian growth at 1.7 per cent.

Europe

Following six consecutive quarters of negative growth, the euro zone posted a slight 0.3 per cent quarter-over-quarter increase in the April to June quarter of 2013. Despite the recent improvement, the sovereign debt crisis in Europe remains a key source of weakness and uncertainty in the global economic outlook. Deeply troubled nations Italy and Spain saw contractions in their economies during the April to June period.

During the same quarter, Great Britain (although not a member of the euro zone) posted its second consecutive quarterly increase (a 0.6 per cent gain). However, the Bank of England recently acknowledged the nation’s slow pace of recovery and announced its plans to hold interest rates at a record low until the unemployment rate falls below 7.0 per cent. With Britain’s unemployment rate residing at 7.8 per cent as of July, the central bank does not expect this rate to cross the 7.0 per cent threshold until the end of 2016.

The European Central Bank (ECB) has also pledged to hold its key interest rate at a record low for an extended period. The ECB expects a slow recovery among its member nations while acknowledging weaker than expected domestic demand and global financial uncertainty as downside risks to its outlook.

Greece will likely need a third bailout package from other European nations as the Greek government faces a funding shortfall over the next several years. Greece was approved for two massive bailout packages from international lenders in 2010 and 2012 totaling over €300 billion, in exchange for harsh austerity measures aimed at getting the struggling nation’s finances under control. Greece’s finance ministry estimates the amount of assistance required will be about €10 billion over the next two years.

First Quarterly Report 2013/14

Economic Review and Outlook

Private sector forecasters continue to project a recession in the euro zone this year. As such, the August Consensus forecasts euro zone real GDP to contract by 0.6 per cent in 2013 — which remains unchanged since the June report. Consensus analysts describe the European recovery as “cautious” and note that the peripheral economies (i.e. southern European nations) remain in deep retrenchment. A return to growth is expected in 2014 for the euro zone, with Consensus expecting a 0.9 per cent annual increase.

Chart 2.11 European recession continues in 2013

The chart above represents forecasts for real GDP growth in 2013 as polled on specific dates. For example, forecasters surveyed on January 9, 2012 had an average 2013 euro zone growth forecast of 1.0 per cent, while on August 12, 2013 they forecast a euro zone contraction of 0.6 per cent in 2013.

China

Following the rapid expansion observed in previous years, the Chinese economy has cooled in recent quarters. In the April to June quarter of this year, Chinese real GDP advanced by 7.5 per cent compared to the same period of 2012, below the 7.7 per cent year-over-year increase in the previous quarter. Weighed down by declining investment and falling exports, the April to June quarter marks the second consecutive quarter of weaker growth, confirming that the rebound in late 2012 was short-lived. China’s economy is facing weak global demand for its exports (especially from major trading partners Europe and the US) and slower domestic demand (partially due to government policies aimed at cooling the property market amid fears of a housing bubble).

In an effort to boost China’s slowing economic growth, the government recently announced a series of stimulus measures including tax breaks for small businesses, lower fees for exporters and enhanced funding for railway construction.

The August Consensus forecasts China’s real GDP to expand by 7.5 per cent annually in both 2013 and 2014. This latest forecast is lower than June’s Consensus projection of 7.8 per cent growth in both years. As the Chinese economy is slowing somewhat from the rapid expansion it experienced in recent years, whether or not a soft landing occurs after the current slowdown will have significant implications for the stability of world financial markets and for the economic well-being of China’s trading partners.

First Quarterly Report 2013/14

Economic Review and Outlook

Financial markets

Interest rates

At its most recent meeting in July, the Bank of Canada announced that it will continue to hold its target for the overnight rate at 1.00 per cent (where the rate has remained since September 2010). As reasons for maintaining the rate at 1.00 per cent, Bank officials cited continued slack in the Canadian economy, a muted inflation outlook and households gradually repairing their balance sheets. Most private sector forecasters expect the Bank to postpone tightening its monetary policy until the second half of 2014.

The US Federal Reserve has held its intended federal funds rate in the 0.00 to 0.25 per cent range since December 2008. At its July 2013 meeting, the Fed re-iterated its December 2012 plan to keep the fed funds rate at its current level until the US unemployment rate falls below 6.5 per cent, provided that the rate of inflation remains contained. The Fed acknowledged the modest expansion of economic output during the first half of 2013, but noted that the timing of withdrawing stimulus from the economy (through monetary policy and asset purchases) is contingent on the economy’s performance going forward.

Chart 2.12 Interest rates expected to remain low in the near-term

The average of private sector forecasters’ views on Canadian short-term interest rates (three-month Treasury bills) as of July 22, 2013 indicates that three-month rates will average 1.0 per cent in 2013. The same forecasters project ten-year Government of Canada bonds to average 2.2 per cent in 2013.

Table 2.2 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill	10-year Government Bond
Average annual interest rate (per cent)	2013	2013
IHS Global Insight	1.0	2.2
CIBC	1.0	2.2
Bank of Montreal	1.0	2.3
Scotiabank	1.0	2.2
TD Economics	1.0	2.2
RBC Capital Markets	1.0	2.3
Average (as of July 22, 2013)	1.0	2.2

First Quarterly Report 2013/14

Economic Review and Outlook

Exchange rate

The Canadian dollar began 2013 just above parity with the US dollar but has remained below parity during most of this year. The loonie averaged 98.1 US cents during the first seven months of 2013, and was trading at 95.0 US cents as of August 29, 2013.

Since September of last year, the loonie has fallen from 103.0 US cents to as low as 94.6 US cents in July 2013. Several factors contributed to this downward trend, including concern over ongoing weakness in the Canadian economy, a fall in some key commodity prices and a stronger outlook for the US dollar.

Chart 2.13 Private sector expects Canadian dollar below parity in 2013

* Private sector average as of May 23, 2013 (BMO, CIBC, IHS Global Insight, RBC, Scotiabank and TD).

^ Private sector average as of July 22, 2013 (BMO, CIBC, IHS Global Insight, RBC, Scotiabank and TD).

An average of six private sector forecasts as of July 22, 2013 calls for the Canadian dollar to average 96.7 US cents in 2013.

Table 2.3 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2013
IHS Global Insight	97.6
CIBC	97.0
Bank of Montreal	96.9
Scotiabank	96.3
TD Economics	96.1
RBC Capital Markets	96.2
Average (as of July 22, 2013)	96.7

First Quarterly Report 2013/14

Visit our website at: www.gov.bc.ca/fin

British Columbia Ministry of Finance